Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$97,613	$107,495	$88,169	$108,601	$156,379	$104,018
Fixed charges	15,755	33,344	39,779	41,657	56,656	30,332
Amortization of capitalized interest	465	471	462	463	465	356
Distributed income of equity investees	—	—	—	—	3,300	2,025
Capitalized interest	(764)	(231)	(102)	(426)	(817)	(633)

Total earnings	$113,069	$141,079	$128,308	$150,295	$215,983	$136,098

FIXED CHARGES:
Interest expense	$14,606	$22,907	$36,597	$37,893	$52,554	$28,125
Capitalized interest	764	231	102	426	817	633
Debt expense amortization	253	9,950	2,830	3,056	2,871	1,355
Rent expense representative of interest factor	132	256	250	282	414	219

Total fixed charges	$15,755	$33,344	$39,779	$41,657	$56,656	$30,332

Ratio of earnings to fixed charges	7.2	4.2	3.2	3.6	3.8	4.5

*	Excludes income from equity investments and minority interest expense.